Market Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

December 16, 2015

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attn: Mark Cowan, Senior Counsel

Re:	Market Vectors ETF Trust Securities Act File No. 333-207097 Registration Statement on Form N-14

Dear Mr. Cowan:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Market Vectors ETF Trust (the “Trust”), on behalf of Market Vectors High Income MLP ETF and Market Vectors High Income Infrastructure ETF (the “Funds”), each a series of the Trust, hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-14 be accelerated so that it will become effective as soon as practicable on December 18, 2015. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Jonathan R. Simon

Name:  Jonathan R. Simon

Title:    Vice President, General Counsel

and Secretary